UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO

FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

Commission File Number 002-94004

BRITISH TELECOMMUNICATIONS PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

Tel. No.: 011-44-20-7356-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$675,000,000 4.500% Senior Notes Due 2023

$700,000,000 5.125% Senior Notes Due 2028

$2,800,000,000 ($2,670,000,000 outstanding) 8.625% (+0.75%) Notes Due 2030

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☐	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☒	Rule 12h-6(i) (for prior Form 15 filers)	☐

Part 1

Item 1:	Exchange Act Reporting History

A.    British Telecommunications plc (“BT plc”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on December 3, 1984.

B.    BT plc has filed or submitted all reports required under Exchange Act section 13(a) and section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form 15F. BT plc has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2:	Recent United States Market Activity

BT plc last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) on December 4, 2018 when it sold $675,000,000 4.500% senior notes due 2023 and $700,000,000 5.125% senior notes due 2028 under an automatic shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on June 29, 2018. On August 14, 2019, BT plc filed a post-effective amendment to this automatic shelf registration statement terminating the registration of the unsold securities registered thereon.

Item 3:	Foreign Listing and Primary Trading Market

Not applicable.

Item 4:	Comparative Trading Volume Data

Not applicable.

Item 5:	Alternative Record Holder Information

Not applicable.

Item 6:	Debt Securities

As of August 14, 2019, the following debt securities of BT plc (the “Notes”) are outstanding.

Notes:	Number of record holders:
$675,000,000 4.500% Senior Notes Due 2023	59
$700,000,000 5.125% Senior Notes Due 2028	38
$2,800,000,000 ($2,670,000,000 outstanding) 8.625% (+0.75%) Notes Due 2030	139

The number of record holders of these Notes on a worldwide basis was determined on the basis of the records of Clearstream, Depository Trust Company and Euroclear as at August 12, 2019.

Item 7:	Notice Requirement

A.    BT plc published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on August 14, 2019.

B.    BT plc disseminated this release through the London Stock Exchange’s Regulatory News Service, and the release was then circulated by all of the major financial news wire services in the United States. In addition, this release was posted on https://www.btplc.com/News. BT plc submitted a copy of the notice to the Securities and Exchange Commission under cover of a Form 6-K on August 14, 2019.

Item 8:	Prior Form 15 Filers

Not applicable.

Item 9:	Rule 12g3-2(b) Exemption

Not applicable.

Item 10:	Exhibits

None.

Item 11:	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.    The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.     Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.    It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, British Telecommunications plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, British Telecommunications plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

British Telecommunications plc

/s/ Neil Harris

Name:	Neil Harris
Title:	Director

Date: August 14, 2019